FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 29, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Improves Essakane Economics with Updated Feasibility

Increased Reserves, Higher Annual Production and Accelerated Payback

May 29, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce an update to the NI 43-101 compliant Definitive Feasibility Study (“DFS”) for the Essakane Project in Burkina Faso, West Africa that was previously announced in September 2007. The NI 43-101 document, prepared by GMining in collaboration with Minproc and Snowden, will be filed on Sedar within the next 30 days.

Summary of the principle changes to the DFS are as follows:

•

Recoverable reserves have increased by 18% from 2.5Moz at 1.78 g/t to 3.0Moz at 1.67 g/t using a US$600 gold price as compared to US$500. The increase would be substantially higher using current spot prices due to the grade-tonnage relationship of the deposit.

•

The CIL Plant capacity has been increased from 5.4Mt/year to 7.5Mt/year to enable softer oxide ores to be processed at a higher rate for the first few years of operation. Annual production will increase 16% to an average of 330,000 ounces per year for the first four years and a faster project payback will result. Peak year will be the first year with 374,000 ounces. The mine life has increased from 8.5 to 9.4 years.

•	The stripping ratio has been reduced by 15% to 2.7:1.
•

Cash Costs, including royalties and government charges, have decreased slightly and are expected to be US$358 per ounce using an US$800 gold price and $US85 oil price. Every dollar change in the oil price will represent approximately a one dollar change in Cash Costs.

•

Capital costs have increased by 21% from US$347M to US$420M as a result of the increased plant capacity, increased allowances for contingencies and owner’s costs, changes in US/Euro exchange rates and general inflation. These figures do not include Sustaining Capital of US$26M and US$25.7M in Working Capital which increased by US$1M over the previous DFS.

•

The undiscounted pre-tax Net Present Value (“NPV”) has increased by 38% compared to the previous DFS using US$720 gold and US$80 oil price assumptions. The improvement in NPV would be substantially higher using current spot prices for oil and gold (see attached table for after tax NPV’s at various price assumptions).

•

The time line for construction remains at 18 months. All long lead items including the grinding circuit, the fleet and generators have been ordered with expected delivery dates in time for a start-up in early 2010.

“We are very pleased with the results of the update. Even though capital expenditures have increased, the net result is a larger and more robust project with a much higher NPV. Our goal is to continue to run the plant at higher capacity, well past the first few years, by focusing on the known satellite oxide deposits.

Higher gold prices will also yield an increase in reserves,” stated Ron Little, Chief Executive Officer for Orezone.

Financial Model

Based on the economic parameters that were determined for the Essakane Project, the surface mine yields a life of mine average production of 315,000 oz per year over 9.4 years for a total of 3.0Moz. Table 1 sets out the financial results using various gold and fuel prices where changes in the gold price have a much more significant impact on the Internal Rate of Return (IRR) and NPV than changes in the oil price.

Table 1 Summary of Financial Results
Gold Price (US$/oz)	600	800	1000
Oil Price (US$/bbl)	66	85	100
Ounces Recovered (000 oz)	2,960	2,960	2,960
Avg. Annual Production (000 oz)	315	315	315
Cash Cost (US$/oz) including 3% royalty	337	358	375
Total Cost (US$/oz) including depreciation	508	528	546
After-Tax Project IRR	10%	21%	31%
After-Tax NPV (0%) Million USD	289	629	984
After-Tax NPV (5%) Million USD	116	377	642

Orezone is an explorer and emerging gold producer whose main asset is the Essakane Project, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Mozs of inferred resources at a 0.5g/t cut-off. Recoverable reserves contained within a US$600 gold price mine plan are 3.0Moz. The deposit remains essentially open and untested below 260m from surface and is surrounded by several satellites deposits. The government of Burkina Faso has a 10% non-participating interest and a 3% net smelter royalty in the project. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

Conference Call

A conference call will be held today at 11a.m. (ET) to discuss this update. You may join the call by dialing toll free 877-323-2090 in Canada and the United States, in the Toronto area at 416-695-6616 and for International calls dial the country code + 800-4222-8835. No access code is required. The conference call will be recorded and you can listen to a playback of the call after the event by dialing toll free 1-800-408-3053 in Canada and the United States, or 416-695-5800. The pass code is 3262790.

Annual General Meeting in Ottawa Today

More information will be available today at 4:30pm at the Company’s Annual General Meeting at the Ottawa Rideau Club, 99 Bank Street, 15th floor, Ottawa, Ontario.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes such forward-looking statements and forward-looking information... Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to the, the time for filing the updated NI 43-101 report, future gold and oil price expectations, expectations for revised capital and operating costs, payback, mine life, IRR, and NPV and reserve estimates for the Essakane Project and the time for production start-up at the Essakane Project.

Forward-looking statements are based on certain assumptions and the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include including that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions are as specified, that no unusual geological or technical problems occur, sufficient financing is available and in place and that on-going contractual negotiations will be completely successful and progressed and/or completed in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, failure of contracted parties to perform as contracted, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.